VIA FACSIMILE AND U.S. MAIL


February 3, 2006

Craig P. Omtvedt
Senior Vice President and
Chief Financial Officer
300 Tower Parkway
Lincolnshire, Illinois 60069-3640

	RE:	Fortune Brands, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 14, 2005

Forms 10-Q for the quarters ended March 31, June 30, and September
30, 2005
		File No. 001-09076

Dear Mr. Omtvedt:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the undersigned at (202) 551-3689.
							Sincerely,



							John Hartz
      						Senior Assistant Chief
Accountant





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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE